OMB APPROVAL
OMB Number: 3235-0167 Expires: October 31, 2007 Estimated average burden hours per response: 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:        001-5805

JPMorgan Chase & Co.
______________________________________________________________________________
(Exact name of registrant as specified in its charter)

270 Park Avenue, New York, NY 10017        212-270-6000
________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Adjustable Rate Cumulative Preferred Stock, Series A
Adjustable Rate Cumulative Preferred Stock, Series L
Adjustable Rate Cumulative Preferred Stock, Series N
______________________________________________________________________________
(Title of each class of securities covered by this Form)

Common Stock
Depositary Shares representing a one-tenth interest in 6 5/8% Cumulative Preferred Stock
6.50% subordinated notes due 2005
6.25% subordinated notes due 2006
6 1/8% subordinated notes due 2008
6.75% subordinated notes due 2008
6.50% subordinated notes due 2009
Guarantee of 8.25% Capital Securities, Series H of Chase Capital VIII
Guarantee of 7.50% Capital Securities, Series I of J.P. Morgan Chase Capital IX
Guarantee of 7.00% Capital Securities, Series J of J.P. Morgan Chase Capital X
Guarantee of 5 7/8% Capital Securities, Series K of J.P. Morgan Chase Capital XI
Guarantee of 6.25% Capital Securities, Series L of J.P. Morgan Chase Capital XII
Guarantee of 6.20% Capital Securities, Series N of JPMorgan Chase Capital XIV
Guarantee of 8.50% Preferred Securities of Bank One Capital II
Guarantee of 8% Preferred Securities of Bank One Capital V
Guarantee of 7.20% Preferred Securities of Bank One Capital VI
Index Linked Notes on the S&P 500 Index due November 26, 2007
JPMorgan Market Participation Notes on the S&P 500 Index due March 12, 2008
Capped Quarterly Observation Notes Linked to S&P 500 Index due September 22, 2008
Capped Quarterly Observation Notes Linked to S&P 500 Index due October 30, 2008
Capped Quarterly Observation Notes Linked to S&P 500 Index due January 21, 2009
JPMorgan Market Participation Notes on the S&P 500 Index due March 31, 2009
Capped Quarterly Observation Notes Linked to S&P 500 Index due July 7, 2009
Capped Quarterly Observation Notes Linked to the S&P 500 Index due September 21, 2009
Consumer Price Indexed Securities due January 15, 2010
Principal Protected Notes Linked to the S&P 500(R) Index due September 30, 2010
______________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

  Approximate number of holders of record as of the certification or notice date:    0

  Pursuant to the requirements of the Securities Exchange Act of 1934 JPMorgan Chase & Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: January 3, 2005	By: /s/ David B. Edelson _____________________________ David B. Edelson, Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.